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SI ... MMISSION

06005471

RECEIVED
MAR 01 2006
PROCESSING SECTION
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 23689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Trust Securities. Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 South LaSalle Street
(No. and Street)

Chicago (City) Illinois (State) 60675 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Salata (312) 557-2056
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive (Address) Chicago (City) Illinois (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mk 6/7

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lloyd Wennlund, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Trust Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Maria Dominguez
Notary Public State of Illinois
My Commission Expires 03/18/2009

Lloyd A. Wennlund
Signature

President
Title

Maria Dominguez
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

NORTHERN TRUST SECURITIES, INC.

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Northern Trust Securities, Inc.:

We have audited the accompanying statement of financial condition of Northern Trust Securities, Inc. (the Company), a wholly owned subsidiary of Northern Trust Corporation, as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Northern Trust Securities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
February 28, 2006

NORTHERN TRUST SECURITIES, INC.

Statement of Financial Condition

December 31, 2005

Assets

Cash	$	4,978,414
Cash segregated under federal and other regulations		3,000,000
Securities owned, at market value		2,805,326
Receivable from clearing broker		13,071,036
Other receivables		5,423,967
Note receivable from customer, net of allowance of $1,763,573		—
Furniture, fixtures, and leasehold improvements, at cost, net of accumulated depreciation of $229,860		184,070
Other assets		806,768
Total assets	$	30,269,581

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at market value	$	296,239
Taxes payable to parent		1,983,123
Payable to employees		2,853,447
Payable to affiliates		956,953
Accounts payable and accrued expenses		1,700,870
Total liabilities		7,790,632
Stockholder's equity:		
Common stock, $0.01 par value, 20,000 shares authorized, 1,475 shares outstanding		15
Paid-in-capital		3,697,485
Retained earnings		18,781,449
Total stockholder's equity		22,478,949
Total liabilities and stockholder's equity	$	30,269,581

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Business

Northern Trust Securities, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and the National Association of Securities Dealers, Inc. (the NASD). The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker. Substantially all customers of the Company are also clients of affiliated entities. The Company also trades for its own account for the intent to sell securities to meet client demands.

The Company is a wholly owned subsidiary of Northern Trust Corporation (the Parent).

(2) Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying statement of financial condition is set forth below:

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Furniture, Fixtures, and Leasehold Improvements

Furniture, fixtures, and leasehold improvements are stated at cost.

(c) Income Taxes

The Company follows an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and then to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

The Company files a consolidated income tax return with the Parent. Under a tax-sharing agreement with the Parent, income taxes are computed based on the current year's results at the marginal statutory rate as if the Company filed separate federal and state income tax returns.

(3) Transactions with Affiliates

The Company maintains its bank accounts and lines of credit with affiliates of the Parent. Lines of credit available to the Company from these affiliates total $30,000,000 of which $5,000,000 is pursuant to a subordinated revolving credit note which matures on December 31, 2006. The lines of credit bear interest at the broker's call rate.

The Company's office facilities and certain administrative services are furnished by an affiliate. The Company paid the affiliate $5,128,249 for these services allocated to the Company.

(Continued)

The Company is allocated a share of these costs proportionately based on an established methodology for each type of expense. Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's financial statements may not necessarily be indicative of the financial condition and results of operations that would have existed if the Company had been operated as an unaffiliated entity.

The Company is reimbursed by an affiliate for payments to sales staff for their sale of affiliate mutual funds. Employee compensation expense for the year ended December 31, 2005 is net of $666,747 of reimbursement.

In addition to the overhead expenses, the Company is allocated its share of pension, such other postretirement, and post employment benefit costs, which are recorded in employee compensation and related expenses.

(4) Note Receivable from Customer

The Company has fully reserved for an outstanding term note, which it believes may not be collectible. The term note calls for monthly installments of $30,000 plus accrued interest on the term note with a final payment that was originally due on November 30, 2003. During the year, the Company received $60,000 in principal payments. Principal payments were recorded as a reduction to the note balance with an equivalent reduction of reserve for credit losses. Interest payments received during the year totaled $113,855 are reflected in interest income.

(5) Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at market value, as of December 31, 2005 consist of the following:

		Securities owned	Securities sold, but not yet purchased
Corporate debt securities	$	274,366	69,025
U.S. Government and municipal obligations		2,503,476	27,565
Marketable securities		27,484	199,649
Total	$	2,805,326	296,239

(6) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital." The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and any additional capital requirements for resale agreements. At December 31, 2005, the Company had net capital of $17,266,459, which was $17,016,459 in excess of required net capital.

(7) Equipment and Leasehold Improvements

A summary of equipment and leasehold improvements is presented below.

		Original cost	Accumulated depreciation	Net book value
Office equipment	$	299,192	167,103	132,089
Computer equipment		114,738	62,757	51,981
Total equipment and leaseholds	$	413,930	229,860	184,070

(8) Income Taxes

Deferred taxes result from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. Deferred compensation and the reserve for credit losses are the most significant temporary differences. Net deferred tax assets were $78,758 at December 31, 2005. No valuation allowance related to deferred tax assets has been recorded at December 31, 2005 as management believes it is more likely than not that the deferred tax assets will be fully realized.

(9) Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short-term nature of the instruments.

(10) Off-balance Sheet Risk and Concentration of Credit

Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. As an introducing broker with customers throughout the United States, but primarily in the Midwest, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash and margin accounts introduced by the Company. To minimize its risk related to the indemnification agreement, the Company adjusts the amount of the margin required commensurate with the level of risk associated with the customer's underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2005 are adequate to mitigate the risk of material loss. For the year ended December 31, 2005, no indemnity payments were made to the broker dealer.

In the normal course of its business, the Company enters into long- and short-security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short security transactions.

The securities owned by the Company are primarily in U.S. Treasury, municipal, and government sponsored agency obligations. The largest position of any single issuer, excluding the U.S. Treasury at December 31, 2005, was a municipal obligation, which amounted to $281,710.

(Continued)

(11) Legal Proceedings

The Company is a defendant in legal proceedings incidental to its securities business. Management of the Company, after consultation with legal counsel, believes the resolution of these various matters will not result in any material adverse effect on the financial position or results of operations of the Company.

(12) Cash and Securities Segregated Under Federal and Other Regulations

Cash of $3,000,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the SEC.